EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Publication of Report of the Advisory Committee on Regulation of the Broadcasting Market

Further to that stated in section 5.1.2 of the chapter "Description of the Corporation's Business" in the Company's periodic report for 2015 ("the Annual Report") regarding the appointment of an Advisory Committee on Regulation of the Broadcasting Market by the Prime Minister and the Minister of Communications ("the Committee"), and further to the document released by the Committee on February 3, 2016 on the subject of trends and interim directions and to the hearing held in the matter, as set forth in the Annual Report, the Company wishes to update the notice from yesterday of the subsidiary DBS Satellite Services (1998) Ltd. ("YES"), according to which the Ministry of Communications published on June 30, 2016 the report of the Advisory Committee on the Regulation of the Broadcasting Market ("the Report").

The main recommendations of the Committee in the Report are as follows:

A.	Definition of Content Providers for Subscribers

The Committee recommends defining audiovisual content providers in the following manner: (a) small provider – holding a market share greater than 10% of market revenues; (b) stable small provider – holding a market share greater than 10% of revenues continuously during three years; (c) substantial supplier – holding a market share greater than 20% of revenues (YES is a substantial provider).

A small supplier will be subject to "narrow regulation" by virtue of a license it will be issued (including obligations with respect to the marking and classification of content, provision of accessibility to the disabled, protection of children, regulation of marketing content, cross ownerships and regulation of news broadcasting, should it elect to broadcast news). A small supplier will also be allowed to choose as a source of funding either advertisements (subject to regulation based on the existing regulatory rules in this regard) or subscription fees. A stable small supplier and a substantial supplier will be subject to "narrow regulation" as well as "broad regulation" that includes obligations to invest in and show Israeli original productions.

B.	Israeli Original Productions

The Committee recommends implementing a graded reduction, whereby the total investment obligation of substantial suppliers (HOT Communication Systems Ltd. ("HOT") and YES) with respect to original productions will decrease gradually from 8% to 6.5% in 2021, whereas the investment in quality productions will increase from 4% to 5% of the provider's revenues.

C.	Regulation of must-sell requirements and competition in the content sector

(1)	The Committee recommends imposing an obligation to sell a sports channel to a content provider operating by virtue of a license, as well as an obligation to sell sports programs to sports channels. The programs will be offered for sale by the channel purchasing the broadcasting rights, according to the average-cost-per-subscriber model. The complete channels will be offered for sale at an average price per subscriber that will be determined by the channel's owner and collected equally based on the total number of subscribers of all the providers. An obligation will be imposed on independent channels receiving funding for original productions and on sports channels to receive an "approval for broadcasting in Israel," which will include an obligation to sell sports broadcasts as detailed below, as well as a "special license" appendix conferring a right to switch between broadcasting platforms against payment of a channel transfer fee.

(2)	The transfer fee for channels on the cable network will be adjusted by the Minister by January 1, 2017, and his decision will apply to YES as well.

(3)	Regarding independent channels, the Commission adopts the recommendation of the Eyal Committee for distributing the ownership of rights in purchased original productions or in independent productions according to the principles set forth in the Report. In addition, at the end of the first three years after the initial broadcasting of a work, the independent channels receiving original production funding will be subject to a must-sell requirement, to enable additional broadcasting of the original productions they produced on behalf of the substantial providers. The selling price will be determined by the independent channels, and its reasonableness will be examined over time by the Minister and the Council.

(4)	The Committee further recommends applying to the Antitrust Authority to grant general permission for cooperation between the owners of independent channels in marketing and in billing, so as to enable the supply of joint content packages to subscribers.

D.	Cancellation of the Standard Package and the New Basic Package

It is proposed to cancel the standard package which the cable and satellite companies are currently required to provide. It is further proposed that on February 22, 2017, with the expiration of the Minister's decision regarding the basic package, an upgraded package be offered, called the "core package," to include – apart from the mandatory channels which the license holders are required to transmit to subscribers by law – a sports channel and a children's channel that will be produced in Israel. In addition, around 75% of Israeli original productions will be available to all core-package subscribers on VOD, which will be provided equally to all subscribers to the core package. The price of the core package will be set by the substantial providers, such that its current price will serve as an upper price limit, and its reasonableness will be examined by the Minister and the professional entities. If the price is found to be unreasonable, the Minister will set the binding maximum price.

E.	Leveling the Playing Field: Deregulation

The Committee is of the opinion that the regulator must conduct a comprehensive review of the existing consumer regulatory regime, with a view to narrowing its focus, to the extent possible, in terms of essential consumer aspects related to its sphere of authority, to the market structure and competition in the market and to companies operating in the sector and the services provided by them. The Committee further recommended that the specific regulatory regime applying to broadcasting be replaced ex-ante, to the extent possible, with general rules established for providers and with non-intervention in specific matters.

F.	Regulatory Requirements for a Commercial License Holder

(1)	It is proposed to simplify the regulatory regime, such that anyone broadcasting a channel that is funded by advertisements, including a license holder for cable broadcasts broadcasting a dedicated channel, will be granted a commercial license.

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(2)	In order to help out new commercial license holders who have still not consolidated their competitive and economic position in the market, it is proposed to grant infant industry protections to a "new commercial license holder," who achieved more than three years earlier a market share of at least 10% of total revenues from advertisements in the market of commercial license holders, and to an "established commercial license holder," who achieved a market share of at least 15% of revenues from advertisements, and to subject them to narrow regulation with no obligation to invest in Israeli original productions.

(3)	An "ordinary commercial license holder," who achieved a market share of at least 20% of total revenues from advertisements, will be subject to broad regulation, including an obligation to invest in Israeli original productions as well as an obligation to broadcast news, subject to a minimum expenditure on news broadcasts. All license holders will be subject to regulation regarding cross ownerships and regarding news broadcasts.

(4)	The Committee also recommends reducing the amount of the investment commercial license holders are required to make in local quality productions (starting from 2019) and in local purchased productions, as well as gradually reducing the obligation to invest minimum amounts in news broadcasts.

G.	Marketing Content

The Committee recommends to the Minister to adopt the principles established in the Committee's interim recommendations, as described in the Company's immediate report of February 6, 2016 (Reference No. 2016-01-023836), and to authorize the Council of the Consolidated Authority to set rules for said regulation.

Regarding some of the recommendations, including the recommendations relating to regulation of competition in the content sector and to the basic package, the Committee recommends establishing a dedicated professional team consisting of representatives of the Ministry of Communications and the Council and a representative of the Budget Department, to submit to the Minister of Communications specific recommendations for implementation, after hearing the relevant entities, by November 1, 2016.

As of the date of this immediate report, YES is continuing to study the report, and both the Company and YES are unable to assess the scope and extent of the effect of the recommendations on their business, should they be adopted and depending on their final form and manner of adoption.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

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